





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67606

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commerce Street Capital, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1445 Ross Avenue, Suite 2700
(No. and Street)

DALLAS	TX	75202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bertrand Maimo 903 - 278 - 5575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper
(Name – *if individual, state last, first, middle name*)

One Market, Landmark, Suite 620	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Varkey John, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commerce Street Capital, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

SELINA DELGADILLO
Notary ID #129301361
My Commission Expires
August 21, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMERCE STREET CAPITAL, LLC

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2017

(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

COMMERCE STREET CAPITAL, LLC

CONTENTS

DECEMBER 31, 2017

Report of Independent Registered Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Capital	4
Statement of Cash Flows	5
Notes to Financial Statements	6-11
Supplemental Information	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	12
Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13
Annual Exemption Report Under Rule 15c3-3	14
Independent Registered Public Accounting Firm's Review Report Related to the Broker Dealer's Annual Exemption Report Required by SEC Rule 15c3-3	15
Securities Investor Protection Corporation Information	
Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)	16
Schedule of Securities Investor Protection Corporation Assessments and Payments	17

Confidential

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of:
  Commerce Street Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Commerce Street Capital, LLC (the "Company") as of December 31, 2017, and the related statements of operations, changes in member's capital, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The information contained in schedules Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, and Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in schedules Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, and Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

EisnerAmper LLP

We have served as the Company's auditor since 2015.

EISNERAMPER LLP
San Francisco, California
February 21, 2018

CONFIDENTIAL

COMMERCE STREET CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$	1,479,160
Accounts receivable, net		2,100,206
Due from affiliates		1,996,595
Furniture and equipment, net of accumulated depreciation of $366,172		28,938
Prepaid expenses		92,265
	$	5,697,164

LIABILITIES AND MEMBER'S CAPITAL

Liabilities		
Deferred rent	$	255,308
Other liabilities		419,955
Total liabilities		675,263
Member's Capital		5,021,901
	$	5,697,164

See accompanying notes to financial statements.

Confidential

COMMERCE STREET CAPITAL, LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2017

Revenues		
Investment banking revenues	$	8,675,532
Other revenues		55,133
Interest income		45
Total revenues		8,730,710
Expenses		
Employee compensation and benefits		5,853,212
Professional fees		1,258,456
Marketing		276,115
Occupancy		425,302
Travel and entertainment		395,479
General and administrative		1,039,463
Depreciation and amortization		20,450
Total expenses		9,268,477
Net Loss	$	(537,767)

See accompanying notes to financial statements.

Confidential

COMMERCE STREET CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

Year Ended December 31, 2017

Member's capital, beginning of year	$ 5,209,668
Contributions	350,000
Net Loss	(537,767)
Member's capital, end of year	$ 5,021,901

See accompanying notes to financial statements.

Confidential

COMMERCE STREET CAPITAL, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2017

Cash flows from operating activities		
Net loss	$	(537,767)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		20,450
Changes in operating assets and liabilities:		
Accounts receivable,net		364,392
Due from affiliates		205,812
Prepaid expenses		(16,385)
Deferred rent		(33,618)
Other liabilities		(138,034)
Net cash used in operating activities		(135,149)
Net cash flows used in investing activity		
Purchases of furniture and equipment		(27,007)
Cash flows provided by financing activity		
Capital contributions		350,000
Net increase in cash and cash equivalents		187,843
Cash and cash equivalents, beginning of year		1,291,317
Cash and cash equivalents, end of year	$	1,479,160
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$	3,074
Supplemental disclosure of noncash activities:		
Allowance for doubtful accounts receivable	$	22,262

See accompanying notes to financial statements.

Confidential

COMMERCE STREET CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2017

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Commerce Street Capital, LLC (the "Company") is a limited liability company organized under the laws of the state of Texas on January 18, 2007. The Company is a wholly owned subsidiary of Commerce Street Holdings, LLC ("CSH"). CSH is a multi-member LLC.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary business consists of several types of financial services, including investment banking, financial advisory and underwriting, and agency transactions. The Company introduces its customers on a fully disclosed basis and clears all of its transactions through Raymond James & Associates, Inc. Accordingly, the Company operates under exemptive provisions of the SEC Rule 15c3-3(k) (2)(ii).

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

The Company considers its investments in short-term money market accounts to be cash equivalents. Money market funds are usually securities categorized in the fair value hierarchy as level 1 assets. At December 31, 2017, the Company had $1,379,043 in cash and $100,117 in cash equivalents. Cash equivalents are pursuant to the deposit with the Company's clearing broker.

Investment Banking Revenues

Investment banking revenues include fees earned from providing advisory services for merger-and-acquisition transactions, capital raising activities, and related financial advisory work. Revenue is recorded when services are provided and/or when transactions close as specified by the terms of the contract.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued new accounting guidance, Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers, on revenue recognition. The new standard provides for a single five-step model to be applied to all revenue contracts with customers as well as requires additional financial statement disclosures that will enable users to understand the nature, amount, timing and uncertainty of revenue and cash flows relating to customer contracts. Companies have an option to use either a retrospective approach or cumulative effect adjustment approach to implement the standard. ASU No. 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted, but not before the original effective date of the standard.

December 31, 2017

1. Nature of Business and Summary of Significant Accounting Policies (continued)

The Company completed its implementation analysis, including identification of revenue streams and reviews of customer contracts under ASU2014-09 framework. The analysis included reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements under the new standard. The Company had evaluated the potential impacts of the new revenue recognition standards on its Statement of Financial condition and has not identified any material changes in the timing of revenue recognition.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally three to seven years. Depreciation expense for the year ended December 31, 2017 totaled approximately $20,000.

Income Taxes

The Company is a single member limited liability company and thus is treated as a disregarded entity for income tax reporting purposes. All the tax on income or loss of the Company is borne by its member. Accordingly, the Company has not provided for federal income taxes.

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

COMMERCE STREET CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2017

1. Nature of Business and Summary of Significant Accounting Policies (continued)

Financial instruments not carried at fair value

The following table presents the carrying values and estimated fair values at December 31, 2017 of financial assets and liabilities, excluding financial instruments carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

Asset	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Cash and cash equivalents	$1,479,160	$1,479,160	-	-	$1,479,160
Accounts receivable	2,100,206	-	2,100,206	-	2,100,206
Receivable from affiliates	1,996,595	-	1,996,595	-	1,996,595
Other liabilities	419,955	-	419,955	-	419,955

2. Accounts Receivable

The Company's accounts receivable are balances due from customers for investment banking services provided. Accounts receivable are generally due upon receipt. During 2017, the Company had a limited number of contracts under which revenues are collected in quarterly installment payments. As of December 31, 2017, receivables of $1,183,585 are recorded under these contracts and included in accounts receivable on the statement of financial condition. Account balances outstanding longer than the contractual payment terms are considered past due. The Company reviews its aged receivables by considering several factors, including the aging of the past due balance, the customer's payment history, and the Company's previous loss history. The Company records an allowance for any balances that are deemed to be uncollectible. As of December 31, 2017, an allowance for doubtful receivables totaling approximately $22,000 was recorded in the financial statements.

An analysis of the allowance for doubtful receivables for the year ended December 31, 2017 is as follows:

Beginning of year	$ -
Addition of new reserves	22,262
Recovery of previously reserved receivables	-
Write-off of reserved receivables	-
End of year	$ 22,262

December 31, 2017

3. Related Party

The Company's member is CSH. The members of CSH are also members of Commerce Street Investment Advisor, LLC (dba Commerce Street Investment Management) ("CSIA"), and Commerce Street Capital Management, LLC ("CSCM"). The Company shares employees, retail space as well as normal operating contracts and vendor relationships under an expense sharing agreement with CSH, CSIA, and CSCM. As of December 31, 2017, CSC has approximately $1,997,000 due from affiliates. These related party receivables are settled through cash or non-cash transactions between related parties as directed by the members of CSH.

During the year, a member of CSH was on the board of an investment banking customer. Revenues earned from this customer for the year ended December 31, 2017 was approximately $35,000. As of December 31, 2017, there was no receivable due from this customer.

During the year, certain employees of CSH, as well as members of CSH, were independent passive investors in investment banking customers. Revenues earned from these customers with respect to the aforementioned investments for the year ended December 31, 2017 was approximately $73,000. These revenues are included in investment banking revenues on the statement of operations.

4. Furniture and Equipment

Furniture and equipment as of December 31, 2017 is as follows:

	Acquisition Cost	Accumulated Depreciation	Net Book Value
Computers and related equipment	$ 265,022	$ (237,617)	$ 27,405
Furniture and fixtures	130,088	(128,555)	1,533
	$ 395,110	$ (366,172)	$ 28,938

An analysis of the accumulated depreciation for the year ended December 31, 2017 is as follows:

Beginning of year	$ 345,722
Depreciation expense	20,450
End of year	$ 366,172

COMMERCE STREET CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2017

5. Net Capital Requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company's net capital was approximately $802,000 which was approximately $702,000 in excess of its minimum requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.84 to 1.

6. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

7. Concentrations of Credit Risk

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution or the Securities Investor Protection Corporation ("SIPC") for up to $500,000 per institution which includes a $250,000 limit for cash. As of December 31, 2017, approximately $1,129,000 of the Company's cash was in excess of the FDIC insurance limits. As of December 31, 2017, the Company had no cash equivalents in excess of the SIPC insurance limits.

8. Commitments and Contingencies

The Company, CSIA and CSCM have entered into a lease agreement commencing January 1, 2011 to lease its office facilities for its main office. This is a non-cancelable lease which expires July 14, 2022. Under the terms of the lease, payments escalate annually based on a predetermined payment schedule. The effects of the escalated rent payments and all other terms of the lease are being captured to report rent on a straight line basis over the life of the lease.

The following is a schedule of the approximate future minimum lease payments required under the leases:

2018	$ 523,000
2019	543,000
2020	568,000
2021	568,000
2022	306,000
	$ 2,508,000

Based on the allocation of certain joint expenses for the year beginning January 1, 2017, the Company expects to share approximately 32% of the above lease commitments with CSIA. For the year ended December 31, 2017, the Company's portion of rent paid totaled approximately $369,000, which is included as occupancy expense in the accompanying statement of operations.

December 31, 2017

9. Sublease

The Company and CSIA have entered into a sub-lease agreement with a sub-tenant commencing on December 1, 2015. Under this sub-lease, payment escalates annually based on predetermined payment schedule. This sub-lease runs through July 14, 2022. After the first 24 months of the sub-lease, the sub-tenant has cancellation rights with a 6 month notice requirement. The effects of the escalated rent payments and all other terms of the lease are being captured to report rental income on a straight line basis over the life of the lease.

The following is a schedule of the approximate future minimum sublease income required under the sub-lease:

2018	$ 82,000
2019	84,000
2020	86,000
2021	87,000
2022	61,000
	$ 400,000

Based on the allocation of certain joint expenses for the year beginning January 1, 2017, the Company expects to share approximately 32% of the above lease commitments with CSIA. Rental income under this sub-lease for the year ended December 31, 2017 was $55,133.

10. Guarantees

In accordance with accounting guidance, guarantees include contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. In this regard, the Company has agreed to indemnify its clearing brokers for losses that they may sustain from the customer accounts introduced by the Company. As of December 31, 2017, there were no amounts to be indemnified to the clearing brokers for these accounts.

COMMERCE STREET CAPITAL, LLC

SUPPLEMENTARY INF0RMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE

SECURITIES AND EXCHANGE COMMISSION

December 31, 2017

Members' capital	$	5,021,901
Less nonallowable assets		
Accounts receivable		2,100,206
Due from affiliates		1,996,595
Furniture and equipment		28,938
Prepaid expenses		92,265
		4,218,004
Net capital before haircuts		803,897
Haircuts		
Money markets		2,002
		2,002
Net capital	$	801,894
Aggregate indebtedness	$	675,263
Computed minimum net capital required		
(6.67% of aggregate indebtedness)	$	45,018
Minimum net capital required (under SEC Rule 15c3-1)	$	100,000
Excess net capital ($801,894 - $100,000)	$	701,894
Percentage of aggregate indebtedness to net capital	$ 675,263	
	$ 801,894	
		84%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2017.

See accompanying notes to financial statements.

Confidential

COMMERCE STREET CAPITAL, LLC

SUPPLEMENTARY INF0RMATION
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS AND INFORMATION RELATING
TO POSSESSION AND CONTROL UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2017

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive benefit of Customers."

See accompanying notes to financial statements.

Confidential

COMMERCE STREET CAPITAL, LLC

ANNUAL EXEMPTION REPORT UNDER
RULE 15C3-3

December 31, 2017

Commerce Street Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Commerce Street Capital, LLC
[Name of Company]

I, Bobby Hashaway, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: [Signature line]
Title: Executive Vice President
February 21, 2018

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of:
 Commerce Street Capital, LLC

We have reviewed management's statements, included in the accompanying Annual Exemption Report Under Rule 15c3-3, in which (1) Commerce Street Capital, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EisnerAmper LLP

EISNERAMPER LLP
San Francisco, California
February 21, 2018

CONFIDENTIAL

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Members of:
Commerce Street Capital, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, and were agreed to by Commerce Street Capital, LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

EISNERAMPER LLP
San Francisco, California
February 21, 2018

CONFIDENTIAL

COMMERCE STREET CAPITAL, LLC

**SCHEDULE OF SECURITIES INVESTOR
PROTECTION CORPORATION
ASSESSMENTS AND PAYMENTS**

Year Ended December 31, 2017

SIPC Net operating Revenues Per General Assessment Reconciliation Form SIPC-7	$	8,730,665
General Assessments at .0015		13,096
Payment Remitted with Form SIPC-6		5,408
Amount Due with Form SIPC-7	$	7,688